UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Europa Acquisition VI, INC.
(Exact name of registrant as specified in its corporate charter)

000-54215
(Commission File No.)

Nevada
(State of Incorporation)	(IRS Employer Identification No.)

100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517
 (Address of principal executive offices)

(732) 409-1212
(Registrant’s telephone number)
____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

Europa Acquisition VI, INC.

100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about November 17, 2011, to the holders of record at the close of business on November 16, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Stock”) of Europa Acquisition VI, Inc., a Nevada corporation (“we,” “us,” or “our” or “the Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Stock Purchase Agreement, dated November 11, 2011 (the “Agreement”), by and among (i) the Company, (ii) our former stockholders; and (iii) Yujin Wang. The transactions contemplated by the Agreement were consummated on November 11, 2011 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 100,000 shares of the Company’s common stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On November 11, 2011, we entered into the Agreement pursuant to which Yujin Wang acquired all of the Company’s then issued and outstanding shares of common stock in exchange for a cash payment of $25,000 by Mr. Wang to Messrs. Reichard and Coker, our former stockholders (the “Transaction”).  Pursuant the Agreement, Messrs. Reichard and Coker each transferred 60,000 and 40,000 shares, respectively, of the Company’s common stock to Mr. Wang. The closing of the Transaction resulted in a change of control of the Company.

On November 11, 2011, Mr. Peter Reichard submitted his resignation from our Board of Directors and appointed Mr. Yujin Wang as Chairman of our Board of Directors. Mr. Reichard’s resignation and the appointment of Mr. Wang will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 16, 2011 with respect to the beneficial ownership of the outstanding shares of our common stock immediately following the closing of the Transaction by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class (1)

Common	Yujin Wang	Chief Executive Officer and Director	100,000	100%

All Executive Officers, Directors as a Group			100,000	100%

(1)           The percentages listed in the percent of class column are based upon 100,000 issued and outstanding shares of the Company’s common stock as of November 16, 2011.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Agreement, our Board of Directors consisted of one member, Mr. Peter Reichard, who was elected to serve until his successor or successors are duly elected and qualified.  Mr. Reichard has submitted a letter of resignation and Mr. Yujin Wang has been appointed to as Chairman of our Board of Directors. Mr. Reichards’ resignation and the appointment of Mr. Wang will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officer as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Yujin Wang (1)	61	President, Chief Executive Officer and Chairman
Peter Reichard (2)	49	Director

(1)	Mr. Wang will become a director on the Effective Date.

(2)	Mr. Reichard was former Chief Executive Officer prior to November 11, 2011 and is current director until the Effective Date.

Mr. Yujin Wang.

Mr. Yujin Wang, 61, has served the Chief Executive Officer and Chairman of China Rong Xin Chemical Holding (Hong Kong) Group Limited since 2007. Between 2007 and 2011, Mr. Wang was the CEO and chairman of Henan Rongxin Chemical Co., Ltd. Between 2000 and 2004. Mr. Wang was the general manager of Shenzhen Goldenhorse International Co., Ltd. Mr. Wang graduated from Wuhan University with a bachelor degree in management.

Mr. Peter Reichard.

Peter has over 20 years experience in business development, government affairs, and political fund raising. For 10 years Peter has served as President of the Greensboro Area Chamber of Commerce. He has served on the Southern Growth Policies Board and the Board of Trustees of Guilford Technical Community College as well as the board of North Carolina Citizens for Business and Industry. Peter currently on the Board of Design Source, Inc. He holds a BA from Guilford College.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

–	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
–
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

–
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

–
been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

–
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

–
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

–	the risks, costs and benefits to us;

–	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

–	the terms of the transaction;

–	the availability of other sources for comparable services or products; and

–	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

During the fiscal year ended July 31, 2011 (i) Peter Reichard, our former sole director and officer and a former beneficial owner of more than 10% of our common stock, failed to file a Form 3 to report his initial beneficial ownership of 60,000 shares of our common stock; and (ii) Peter Coker, a former beneficial owner or more than 10% of our common stock, failed to file a Form 3 to report his initial beneficial ownership of 40,000 shares of our common stock.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors.  “Independent” is as such term defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended July 31, 2011, our Board of Directors did not meet. We did not hold an annual meeting in 2011.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended July 31, 2011.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at July 31, 2011. No equity awards were made during the fiscal year ended July 31, 2011.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended July 31, 2011.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended July 31, 2011.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended July 31, 2011.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2011 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Europa Acquisition VI, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Europa Acquisition VI, Inc.

By:  /s/ Yujin Wang
Name: Yujin Wang
Title: President and Chief Executive Officer

Dated: November 17, 2011